  Exhibit 99.1

GameSquare Esports Announces Insider Buying of Shares by Management and Directors and Provides Business Update

December 16, 2021, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1) (“GameSquare”, or the “Company”), an international gaming and esports company, today announced that management and directors acquired 632,100 common shares of GameSquare in the open market between November 3 and December 1. This includes the acquisition of 132,100 shares by Justin Kenna, CEO of GameSquare Esports, and Kevin Wright, President and Chairman, at prices ranging from $0.315 to $0.41 per share; complete details are available at SEDI.ca. Management and the Board’s purchases reflect confidence in the intrinsic value of the stock, near-term and long-term growth prospects, and the outstanding people that work within the Company at Code Red, Complexity Gaming, Cut+Sew, and GCN. The Company’s Q3 2021 financial results included $2.5M of revenue and more than $13 million of cash on hand. With these results, management indicated that the Company had generated more than $3.5 million of revenue in Q4 2021, as of October 28, 2021, and reiterated 2022 revenue guidance of $28 million.

“The opportunities within esports, gaming, sports and entertainment are as strong as ever, and I believe GameSquare is extremely well positioned to benefit from industry trends of large audiences with great engagement,” said Mr. Kenna. “We are seeing increased sales activity within the GameSquare companies and a growing pipeline that includes global brands that are entering gaming and esports. Our portfolio of companies is showing leadership within esports, and we are making tremendous progress as we execute on our growth strategy across our teams, our streaming org, our newly announced athlete and celebrity division, and our digital agencies that are working with global brands.”

Operational Highlights

The Company has made significant progress since going public in October 2020. Following a period of active M&A, having acquired Code Red, Reciprocity, Complexity Gaming, and Cut+Sew, management has turned its attention to integration and accelerating revenue growth with a focus on profitability. The following is a sample of recent progress, with all press releases available at SEDAR.com;

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Baka Bros, with more than 1.5 million followers, joined Complexity Gaming;
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Launched Complexity Stars, a new gaming division that connects athlete and celebrity gamers with the larger gaming community. The division debut ed with a roster of superstars including J.R. Smith, Allisha Gray, Max Holloway, Sean O’Malley, Megan Anderson, Leonard Fournette, Ronnie Stanley, and Edwin Rios from the NBA, WNBA, UFC, NFL, and MLB;
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NFL teamed up with GCN, a GameSquare Company, to host the 2nd Annual Madden NFL 22 x HBCU tournament with 16 finalists to compete in Los Angeles during Super Bowl LVI week;
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Reported strong sequential revenue growth in Q3 of $2.5 million and announced that the Company had generated in excess of $3.5 million of revenue in Q4 as of October 28, 2021;
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Completed the Bagel Bites “Unexpected Combinations” relay race with GCN. The Bagel Bites brand is a part of The Heinz Kraft Company which operates in more than 25 countries and owns dozens of household global brands;
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Announced the addition of Tom Walker, CFO of the Dallas Cowboys and CFO of the Jones Family Trust, and Travis Goff, President of Goff Capital, to the GameSquare Board of Directors;
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TimTheTatman, one of gaming and esports’ biggest personalities, joined Complexity Gaming and GameSquare esports.

Strategic Priorities

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Grow sales within our digital agency vertical: GameSquare is building a leading esports and gaming organization with digital media and marketing agencies connecting brands with large, and growing esports and gaming audiences. The Company is focused on guiding brands to authentically connect with an affluent and influential demographic within the gaming ecosystem. Our unique mix of assets focused on influencer representation, marketing and go-to-market strategies, and our media stack enables us to work with endemic and non-endemic brands to strategize, plan and execute on bespoke campaigns.

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Create compelling content: Complexity Gaming generated more than 3.2 billion viewer minutes in 2020 giving GameSquare an excellent base to build upon and to more fully monetize. A key strategic priority for the Company is to consistently create compelling content that engages our audience and attracts new fans to the Complexity platform that resonates with gamers and brands;
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Enhance our social presence to grow audience: The Company will seek to enhance its social presence through our portfolio companies and, importantly, through the rapidly growing streamers and content creators within Complexity Gaming including global talent such as TimTheTatman, Baka Bros, Ninjayla, Electra, and the professional athletes and celebrities within Complexity Stars. Adding top tier talent under the Complexity brand creates a virtuous circle as streamers and content creators can grow their audience by interacting with others on team Complexity. By adding more authentic touch points with Complexity fans, we will strive to grow engagement, and by understanding our audience, we can deliver more content that our fans want to see;
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Grow brand relationships: The Company has consistently built, and expanded, brand relationships across Code Red, GCN, Cut+Sew, and Complexity Gaming. By creating compelling content and expanding engagement with our audiences, GameSquare offers brands a unique platform to engage with gaming and esports enthusiasts through sponsorships, branded content, merchandise collaborations, creative campaigns, esports and gaming tournaments, and influencer campaigns. Additionally, the Company has numerous subject matter experts that guide brands through consulting engagements to understand the gaming ecosystem and develop strategies to engage with gamers;
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Develop new revenue streams: GameSquare has identified four lines of business that it believes can accelerate sales growth and realization of profitability; 1) increased investment in merchandise, 2) monetization of streaming talent, 3) agency of record with professional sports franchises and global brands, and 4) world-class events to be held at The Star in Frisco and other top tier venues. The Company has made significant progress within the merchandise vertical, following the announcement of TimTheTatman, and an increase in the volume of brand deals which it believes comes as a result of investment in sales and increased awareness of the GameSquare and Complexity brands. The Company continues to develop strategies to work with and leverage its relationship with the Dallas Cowboys as well as other professional sports franchises and consumer brands. The Company sees tremendous opportunities to work with these clients to develop and execute strategies to connect iconic brands and franchises with gamers, authentically.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman
Phone: (647) 670-2500

Nikhil Thadani
Email: IR@gamesquare.com
Phone: (647) 670-2500

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the business and operations of the Company and its subsidiaries, the expected growth of the esports industry, statements regarding the operations, business, financial condition, expected financial results, prospects, opportunities, targets, goals, ongoing objectives, strategies and outlook of the Company. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.